UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            Scottish Re Group Limited
-------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value US$ .01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G7885T104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William L. Spiegel
                       Cypress Associates II (Cayman) L.P.
                          c/o The Cypress Group L.L.C.
                          65 East 55th St., 28th Floor
                            New York, New York 10022
                                 (212) 705-0150

                                 with copies to:

                               Lee Meyerson, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-3675
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Schedule 13D                                                      Page 2 of 15

CUSIP NO. G7885T104

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     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            CMBP II (Cayman) Ltd.

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     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

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     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            NA

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

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     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

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               7.SOLE VOTING POWER
                    0
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        3,953,183*
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         0
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    3,953,183*

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      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,953,183*

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      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.90%

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      14.TYPE OF REPORTING PERSON
              OO

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     *The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

Schedule 13D                                                      Page 3 of 15

CUSIP NO. G7885T104

-------------------------------------------------------------------------------

     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            Cypress Associates II (Cayman) L.P.

-------------------------------------------------------------------------------

     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

-------------------------------------------------------------------------------

     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            AF, OO

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

-------------------------------------------------------------------------------

     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

-------------------------------------------------------------------------------

               7.SOLE VOTING POWER
                    0
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        3,953,183*
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         0
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    3,953,183*

-------------------------------------------------------------------------------

      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,953,183*

-------------------------------------------------------------------------------

      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.90%

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      14.TYPE OF REPORTING PERSON
              PN

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     *The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

Schedule 13D                                                      Page 4 of 15

CUSIP NO. G7885T104

-------------------------------------------------------------------------------

     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            Cypress Merchant B Partners II (Cayman) L.P.

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     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

-------------------------------------------------------------------------------

     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            AF, OO

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

-------------------------------------------------------------------------------

     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

-------------------------------------------------------------------------------

               7.SOLE VOTING POWER
                    3,749,687
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         3,749,687
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    0

-------------------------------------------------------------------------------

      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,749,687

-------------------------------------------------------------------------------

      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.39%

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      14.TYPE OF REPORTING PERSON
              PN

Schedule 13D                                                      Page 5 of 15

CUSIP NO. G7885T104

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     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            Cypress Merchant B II-A C.V.

-------------------------------------------------------------------------------

     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

-------------------------------------------------------------------------------

     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            AF, OO

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

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     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands

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               7.SOLE VOTING POWER
                    159,405
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         159,405
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    0

-------------------------------------------------------------------------------

      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              159,405

-------------------------------------------------------------------------------

      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.40%

-------------------------------------------------------------------------------

      14.TYPE OF REPORTING PERSON
              PN

Schedule 13D                                                      Page 6 of 15

CUSIP NO. G7885T104

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     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            Cypress Side-by-Side (Cayman) L.P.

-------------------------------------------------------------------------------

     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

-------------------------------------------------------------------------------

     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            AF, OO

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

-------------------------------------------------------------------------------

     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

-------------------------------------------------------------------------------

               7.SOLE VOTING POWER
                    7,906
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         7,906
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    0

-------------------------------------------------------------------------------

      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,906

-------------------------------------------------------------------------------

      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.02%

-------------------------------------------------------------------------------

      14.TYPE OF REPORTING PERSON
              PN

Schedule 13D                                                      Page 7 of 15

CUSIP NO. G7885T104

-------------------------------------------------------------------------------

     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            55th Street Partners II (Cayman) L.P.

-------------------------------------------------------------------------------

     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]

-------------------------------------------------------------------------------

     3.SEC USE ONLY

-------------------------------------------------------------------------------

     4.SOURCE OF FUNDS
            AF, OO

-------------------------------------------------------------------------------

     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                     [ ]

-------------------------------------------------------------------------------

     6.CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

-------------------------------------------------------------------------------

               7.SOLE VOTING POWER
                    36,185
               ----------------------------------------------------------------
NUMBER OF
SHARES         8.SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      9.SOLE DISPOSITIVE POWER
PERSON WITH         36,185
               ----------------------------------------------------------------

              10.SHARED DISPOSITIVE POWER
                    0

-------------------------------------------------------------------------------

      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              36,185

-------------------------------------------------------------------------------

      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.09%

-------------------------------------------------------------------------------

      14.TYPE OF REPORTING PERSON
              PN

Schedule 13D                                                      Page 8 of 15

Item 1.    Security and Issuer

     This statement on Schedule 13D ("Schedule 13D") relates to the ordinary shares, par value US$ 0.01 per share (the "Ordinary Shares"), of Scottish Re Group Limited, a Cayman Islands exempted company ("Scottish Re"). The address of the principal executive office of Scottish Re is Crown House, Third Floor, 4 Par-la-Ville Road, Hamilton HM12, Bermuda.

Item 2.    Identity and Background

     This Schedule 13D is being filed jointly by CMBP II (Cayman) Ltd., a Cayman Islands exempted company ("CMBP II Ltd."), Cypress Associates II (Cayman) L.P., a Cayman Islands exempted limited partnership ("Cypress Associates II"), Cypress Merchant B Partners II (Cayman) L.P. ("CMBP II L.P."), a Cayman Islands exempted limited partnership, Cypress Merchant B II-A C.V. (formerly known as Cypress Merchant Banking II-A C.V.), a Netherlands limited partnership ("CMB II C.V."), Cypress Side-by-Side (Cayman) L.P., a Cayman Islands exempted limited partnership ("Side-by-Side"), and 55th Street Partners II (Cayman) L.P., a Cayman Islands exempted limited partnership ("55th Street" and, together with CMBP II Ltd., Cypress Associates II, CMBP II L.P., CMB II C.V. and Side-by-Side, collectively, the "Reporting Persons"). The principal business office of each of the Reporting Persons is c/o The Cypress Group L.L.C., 65 East 55th Street,
28th Floor, New York, New York 10022.

     Each of CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street (collectively, the "Investment Partnerships") is engaged in the business of investing in securities of entities selected by its general partner or managing general partner, as the case may be. Cypress Associates II is the general partner of CMBP II L.P., Side-by-Side and 55th Street and the managing general partner of CMB II C.V. CMBP II Ltd. is the general partner of Cypress Associates
II. Pursuant to the amended and restated limited partnership agreement of each of CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street, the management, operation and policy of each of those limited partnerships is vested exclusively in Cypress Associates II. Pursuant to the amended and restated limited partnership agreement of Cypress Associates II, the management, operation and policy of Cypress Associates II is vested exclusively in CMBP II Ltd. Cypress Associates II and CMBP II Ltd. are engaged in the business of acting as general partners or managing general partner of the Investment Partnerships and other limited partnerships and similar investment vehicles whose principal business is making private equity and similar investments.

     The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated herein by reference.

     During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A hereto,
(i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D                                                      Page 9 of 15

Item 3.    Source and Amount of Funds or Other Consideration

     The funds used in connection with the Securities Purchase (as defined in Item 6) consisted of US$ 180 million in investment funds, which was obtained by CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street (collectively, the "Investment Partnerships") from capital commitments made by their partners.

Item 4.    Purpose of Transaction

     The Investment Partnerships purchased the securities described herein in order to provide capital to Scottish Re to support the individual life reinsurance business that Scottish Re purchased from subsidiaries of ING America Insurance Holdings, Inc. on December 31, 2004.

     Except for the acquisition by the Reporting Persons of the securities of Scottish Re described in Item 6, or as otherwise described in Item 6, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the persons listed on Annex A hereto has any plans or proposals which relate to or would result in their acquisition of additional securities of Scottish Re, or any of the other actions described in Items 4(a) through 4(j) of Schedule
13D (although they reserve the right to develop such plans).

     Item 6 is hereby incorporated by reference in its entirety.

     Each of the Reporting Persons intends to review from time to time their investment in Scottish Re and each of the Reporting Persons and the persons listed on Annex A hereto may change its plans and intentions at any time and from time to time.

Item 5.    Interest in Securities of the Issuer

     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

     The information in this Item 5 is qualified in its entirety by reference to the Securities Purchase Agreement (Exhibit 2 hereto) and the Voting Agreements (Exhibits 3-4 hereto), each of which is incorporated by reference herein in its entirety.

     (a) and (b). The Reporting Persons have been advised by Scottish Re, and the following disclosure assumes, that there were 39,931,145 Ordinary Shares outstanding as of December 31, 2004 (after giving efffect to the issuance of 3,953,183 Ordinary Shares to the Investment Partnerships as described herein).

     At the closing of the securities purchase on December 31, 2004, the Company issued to CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street 3,749,687, 159,405, 7,906 and 36,185 Ordinary Shares, respectively. The percentage of the outstanding Ordinary Shares beneficially owned by each of CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street is 9.39%, 0.40%, 0.02% and 0.09%,
respectively, after giving effect to this issuance of Ordinary Shares. In addition, at the closing the Investment Partnerships acquired certain warrants and convertible subordinated notes which will become exercisable for or convertible into Ordinary Shares upon the receipt of certain shareholder and regulatory approvals. See Item 6 below.

Schedule 13D                                                      Page 10 of 15

     Each of CMBP II Ltd., the general partner of Cypress Associates II, and Cypress Associates II, the general partner or managing general partner of the Investment Partnerships, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Ordinary Shares owned by the Investment Partnerships. As a result, each of CMBP II Ltd. and Cypress Associates II may be deemed to beneficially own the Ordinary Shares directly owned by the Investment Partnerships. The filing of this Schedule 13D shall not be construed as an admission that either CMBP II Ltd. or Cypress Associates II is the beneficial owner of any securities covered by this statement.

     (c) None of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any other person described in Item 2 hereof, has effected any transactions in the Ordinary Shares during the past 60 days, except as described herein.

     (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Securities Purchase Agreement entered into on October 17, 2004 by Scottish Re and the Investment Partnerships (the "Securities Purchase Agreement"), the Investment Partnerships acquired (the "Securities Purchase") on December 31, 2004 (the "Closing Date") an aggregate of:

     (i)   3,953,183 Ordinary Shares;

     (ii) Class C Warrants (in the form attached as Exhibit B to the Securities Purchase Agreement; the "Class C Warrants") to purchase 3,206,431 Ordinary Shares; and

     (iii) US$ 41,282,479 aggregate principal amount of 7.00% Convertible Junior Subordinated Notes due 2034 (in the form attached as Exhibit A to the Securities Purchase Agreement; the "Subordinated Notes").

     The purchase price was US$ 19.375 per Ordinary Share and per Class C Warrant (the "Purchase Price"). The purchase price for the Subordinated Notes was equal to their aggregate principal amount.

     The Class C Warrants are exercisable at an exercise price equal to US$ 0.01 per share. The number of Ordinary Shares for which the Class C Warrants are exercisable is subject to customary anti-dilution adjustments. The Class C Warrants do not have voting rights and will not be exercisable until (i) Scottish Re's shareholders approve (A) certain amendments to its Articles of Association to allow the Investment Partnerships to hold more than 9.9% of its issued and outstanding Ordinary Shares, and (B) the issuance of 20% or more of Scottish Re's Ordinary Shares to the Investment Partnerships, as required by New York Stock Exchange rules (the

Schedule 13D                                                      Page 11 of 15

"Shareholder Proposals"), and (ii) requisite regulatory approvals have been obtained from insurance regulators in Delaware and the United Kingdom. The requisite approval from the United Kingdom insurance regulators was received on December 10, 2004.

     Notwithstanding the foregoing, the Class C Warrants will become exercisable
(i) immediately upon their transfer to an unaffiliated third party provided that such transfer complies with the ownership limitations contained in Scottish Re's Articles of Association or (ii) to the extent the exercise thereof would not cause the Investment Partnerships to own in the aggregate greater than 9.9% of the Ordinary Shares then outstanding. Upon approval of the Shareholder Proposals and the receipt of all requisite regulatory approvals, the Class C Warrants will automatically be exercised for the applicable number of Ordinary Shares. In the event that a change of control of Scottish Re occurs and the Class C Warrants cannot be exercised in full for Ordinary Shares by the terms of Scottish Re's Articles of Association or by applicable law, the holders of the Class C Warrants may require Scottish Re to repurchase the unexercised Class C Warrants pursuant to the terms specified in the Class C Warrants.

     If the Scottish Re shareholders do not approve the Shareholder
Proposals by June 30, 2005 (a "Failed Condition"), Scottish Re will make additional payments on the Class C Warrants by paying cash equal to, on a per annum basis, 5% of the product of (i) the number of Ordinary Shares underlying the Class C Warrants then held by the Investment Partnerships and (ii) the Purchase Price, or, at Scottish Re's option in lieu of cash, by issuing additional Subordinated Notes with an equivalent aggregate principal amount, such payment or issuance to be made on the business day immediately following the date of occurrence of the Failed Condition, and on each six-month anniversary thereafter, until the Shareholder Proposals have been approved. In addition, until the Shareholder Proposals have been approved, Scottish Re will make an additional payment on the Class C Warrants equal to the dividend then currently payable on the Ordinary Shares, which will be assumed to be no less than US$ 0.20 per share per annum.

     Holders of the Subordinated Notes do not have voting rights. The Subordinated Notes are unsecured obligations of Scottish Re, subordinated to all indebtedness that does not by its terms rank pari passu or junior to the Subordinated Notes, including any guarantees issued by Scottish Re in respect of senior or senior subordinated indebtedness. The accrued but unpaid interest on the Subordinated Notes is payable in kind on December 1 and June 1 of each year, beginning June 1, 2005, by the issuance of additional Subordinated Notes of the same series, having the same terms and conditions as the Subordinated Notes and having a principal amount equal to the amount of such accrued and unpaid interest. However, (i) during the period following the third anniversary of the Closing Date until the tenth anniversary of the Closing Date, Scottish Re may at its option pay any of such accrued but unpaid interest in cash in lieu of in kind, and (ii) following the tenth anniversary of the Closing Date, the Investment Partnerships may at their option receive any of such accrued but unpaid interest in cash in lieu of in kind.

     Upon the approval of the Shareholder Proposals by Scottish Re's shareholders and the receipt of all requisite regulatory approvals, the Subordinated Notes will automatically be converted into Ordinary Shares of Scottish Re at an initial conversion price equal to the Purchase Price, subject to customary anti-dilution adjustments. If upon approval of the Shareholder Proposals the requisite regulatory approvals have not been obtained, the Subordinated Notes will

Schedule 13D                                                      Page 12 of 15

automatically be exchanged for additional Class C Warrants to purchase the number of Ordinary Shares into which the Subordinated Notes (including any accrued and unpaid interest through the date of conversion) were convertible. If Scottish Re has sought approval of the Shareholder Proposals unsuccessfully at least twice, after the first anniversary of the Closing Date, Scottish Re may redeem all (but not less than all) of the then-outstanding Subordinated Notes for cash at a redemption price per share equal to the greater of (i) an amount equal to, (A) if prior to the third anniversary of the Closing Date, the original principal amount of the Subordinated Notes, plus an amount calculated based on an annual, compounded internal rate of return equal to the Penalty Rate (described below) on such investment for the period from the Closing Date through the third anniversary thereof (applying the 19% Penalty Rate to such period), or (B) if after the third anniversary of the Closing Date, the principal amount thereof plus accrued and unpaid interest thereon through the date of repurchase, and (ii) the market value at the time of such redemption of the number of Ordinary Shares into which the Subordinated Notes are then convertible. In the event of a change of control of Scottish Re, Scottish Re will be required to repurchase the Subordinated Notes pursuant to the terms specified in the Subordinated Notes.

     In the event of a Failed Condition, the Subordinated Notes will bear interest at the Penalty Rate applied retroactively from the Closing Date until the earliest to occur of a cure of such condition, early redemption of the Subordinated Notes or the maturity thereof. The "Penalty Rate" means a rate per annum equal to, (i) if a Failed Condition occurs in 2005, 15% applicable through December 31, 2005, (ii) if a Failed Condition continues in 2006, 17% applicable through December 31, 2006 and (iii) 19% thereafter.

     The Investment Partnerships and Scottish Re have entered into a Shareholders' Agreement (in the form attached as Exhibit C to the Securities Purchase Agreement) that provides, among other things, that as long as the Investment Partnerships continue to hold the lesser of (i) 9.9% or more of the voting power of the voting securities of Scottish Re on an as-converted basis or
(ii) 35% or more of the Ordinary Shares, Class C Warrants and Subordinated Notes purchased in the Securities Purchase (the "Purchased Securities") on an as-converted basis, the Investment Partnerships have the non-assignable right to appoint one director and one non-voting observer to Scottish Re's Board of Directors. Subject to satisfaction of applicable legal criteria, this director is also entitled to be on Scottish Re's Compensation Committee, Corporate Governance Committee and Finance and Investment Committee. Pursuant to this provision, on December 31, 2004, Scottish Re appointed Mr. William Spiegel, a Managing Director of The Cypress Group L.L.C., to its board and also appointed Gene Lee, a Vice President of The Cypress Group L.L.C., as a non-voting observer on its board.

     Subject to certain limited exceptions, the Investment Partnerships have agreed not to divest the Purchased Securities for a period of 12 months from the Closing Date. Scottish Re has granted the Investment Partnerships demand and piggyback registration rights as well as, subject to certain exceptions, preemptive rights. Scottish Re also agreed to pay the Investment Partnerships an equity commitment fee and reimburse the Investment Partnerships for certain reasonable out-of-pocket expenses, both of which were paid in connection with the closing.

     Scottish Re, Pacific Life Insurance Company, and certain of Scottish Re's officers and directors (collectively, the "Voting Agreement Parties") have also entered into Voting Agreements with the Investment Partnerships. Under these agreements, each of the Voting

Schedule 13D                                                      Page 13 of 15

Agreement Parties has agreed to vote (or cause to be voted) all Ordinary Shares held by such Voting Agreement Party at any meeting of the shareholders of Scottish Re (i) in favor of the Shareholder Proposals and any other resolutions for approval of the transactions relating to the issuance and sale of ordinary shares, warrants and convertible junior subordinated notes of Scottish Re to the Investment Partnerships on the terms and subject to the conditions set forth in the Securities Purchase Agreement (the "Transaction") (and any actions required in furtherance thereof), (ii) against any Competing Transaction (as defined in the Securities Purchase Agreement) and (iii) against any other transaction or action that could reasonably be expected to materially delay or impede, interfere with, or discourage the Transaction and against any action that could reasonably be expected to result in any breach of any representation, warranty or covenant by Scottish Re in the Securities Purchase Agreement. Upon the request or direction of any of the Investment Partnerships, a Voting Agreement Party shall have the Ordinary Shares held by such Voting Agreement Party counted or not counted as part of a quorum in connection with any meeting of the Company's shareholders relating to such matters.

Item 7.     Material to Be Filed as Exhibits

Exhibit                                         Description
-------                                         -----------

     1.   Joint Filing Agreement

     2. Securities Purchase Agreement (filed as Exhibit 10.2 to Scottish Re's Current Report on Form 8-K dated October 21, 2004, and hereby incorporated herein by reference.)

     3.   Form of Voting Agreement (Directors and Officers) (filed as
          Exhibit 10.3 to Scottish Re's Current Report on Form 8-K dated October 21, 2004, and hereby incorporated herein by reference.)

     4. Voting Agreement (Pacific Life) (filed as Exhibit 10.4 to Scottish Re's Current Report on Form 8-K dated October 21, 2004, and hereby incorporated herein by reference.)

Schedule 13D                                                      Page 14 of 15

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           CMBP II (Cayman) Ltd.


                           By:  /s/ Jeffrey P. Hughes
                                ------------------------------------------------
                                Name:    Jeffrey P. Hughes
                                Title:   Director


                           CYPRESS ASSOCIATES II (CAYMAN) L.P.

                           By:  CMBP II (Cayman) Ltd., its general partner


                                By: /s/ Jeffrey P. Hughes
                                    ------------------------------------------
                                    Name:    Jeffrey P. Hughes
                                    Title:   Director


                           CYPRESS MERCHANT B PARTNERS II (CAYMAN) L.P.

                           By: Cypress Associates II (Cayman) L.P., its general partner

                                By: CMBP II (Cayman) Ltd., its general partner


                                      By:  /s/ Jeffrey P. Hughes
                                           -----------------------------------
                                           Name:    Jeffrey P. Hughes
                                           Title:   Director


                           CYPRESS MERCHANT B II-A C.V.

                           By: Cypress Associates II (Cayman) L.P., its managing general partner

                                By: CMBP II (Cayman) Ltd., its general partner


                                      By:  /s/ Jeffrey P. Hughes
                                           -----------------------------------
                                           Name:    Jeffrey P. Hughes
                                           Title:   Director

Schedule 13D                                                      Page 15 of 15

                           CYPRESS SIDE-BY-SIDE (CAYMAN) L.P.

                           By: Cypress Associates II (Cayman) L.P., its general partner

                                By: CMBP II (Cayman) Ltd., its general partner


                                     By:  /s/ Jeffrey P. Hughes
                                          -----------------------------------
                                          Name:    Jeffrey P. Hughes
                                          Title:   Director


                           55TH STREET PARTNERS II (CAYMAN) L.P.

                           By: Cypress Associates II (Cayman) L.P., its general partner

                                By: CMBP II (Cayman) Ltd., its general partner


                                    By:   /s/ Jeffrey P. Hughes
                                          -----------------------------------
                                          Name:    Jeffrey P. Hughes
                                          Title:   Director


Dated:  January 7, 2005

                                     Annex A

                              CMBP II (CAYMAN) LTD.

                        Executive Officers and Directors


     The business address of each person identified below is 65 East 55th Street, 28th Floor, New York, New York 10022. Each of the persons identified below is a citizen of the United States.

         Name                      Principal Occupation or Employment
         ----                      ----------------------------------

     James A. Stern            Chairman & CEO of The Cypress Group L.L.C.
                               since May 1994.

     James L. Singleton        President of The Cypress Group L.L.C.
                               since May 1994.

     Jeffrey P. Hughes         Vice Chairman of The Cypress Group L.L.C.
                               since May 1994.

     David P. Spalding         Vice Chairman of The Cypress Group L.L.C.
                               since May 1994.